Exhibit 11

Statements Re: Computation of Per Share Earnings

(Dollars in millions except share data)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Numerator:
Net income (loss)—basic and diluted	$(49)	$27	$13	$95

Denominator:
Weighted-average common shares outstanding	163,068,516	162,824,857	163,004,712	162,849,794
Effect of stock based awards	-	459,156	680,191	443,541
Adjusted weighted-average shares	163,068,516	163,284,013	163,684,903	163,293,335

Earnings (loss) per share:
Basic	$(0.30)	$0.17	$0.08	$0.59
Diluted	(0.30)	0.17	0.08	0.58

Number of anti-dilutive stock based awards	7,857,634	9,689,589	7,852,866	9,758,457
Exercise price of anti-dilutive stock based awards	$26.58-45.26	$26.58-45.26	$29.20-45.26	$26.58-45.26

Due to the net loss in the second quarter of 2011, the assumed exercise of certain stock options was excluded from the computation of diluted loss per share.

Certain stock-based compensation awards were not included in the computation of diluted earnings per share for the three- and six-month periods ended June 30, 2011 and 2010, since inclusion of these awards would have anti-dilutive effects.